希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L036-08cc/sal
Your Ref :

22 February 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
USA
Mailstop: 3-2

08001198

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Date of Board Meeting

We, a company incorporated in Hong Kong, furnish a copy of the announcement dated 21 February 2008 regarding the subject matter published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

3/12

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

Date of Board Meeting

Hysan Development Company Limited (the "Company") announces that a meeting of the Board of Directors will be held on Thursday, 13 March 2008 at Board Room, 50/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong, for the purpose of, among other matters, approving the final results of the Company and its subsidiaries for the year ended 31 December 2007 and its publication and considering the recommendation on the payment of a final dividend.

By Order of the Board
Wendy Wen Yee Yung
Company Secretary

Hong Kong, 21 February 2008

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

END